Kenmar Global Trust November 2005 Summary

Kenmar Global Trust (KGT) ended the month of November up 2.84%. Gains in currencies and metals more than offset losses in interest rates. The Net Asset Value per unit of KGT was $101.84 as of November 30, 2005.

                November 1, 2005     December 1, 2005
                ----------------     ----------------
Graham                 50%                  50%
Grinham*               0%                   0%
Transtrend             50%                  50%

         US equities saw declines on the final day of November, but were positive for the month. US stocks were aided by positive economic data in November. Mergers and acquisitions were active. Additionally, the US survived the hurricane season as consumers were resilient to high oil prices. In Europe, prices of equities were on the upswing for much of the month with merger and acquisition activity a factor. Many of the European markets were aided by lower oil prices, and the rally in US equities was also supportive. The Nikkei posted gains as Japanese equities have become a favorite of international equity fund managers in recent months.
         During November, the Federal Reserve continued to raise rates with another 25 point hike. US Treasuries continue to attract strong demand from foreign investors, which has helped keep rates from rising in the face of Fed tightening. The yield curve still displays a flat pattern and at month's end the 2-Year to 10-Year spread was running around 9 to 10 points. In Europe, the European Central Bank (ECB) finally pulled the trigger, after 30 months of standing pat, hiking the base rate to 2.25% from 2.0%. However, the accompanying statement gave no indication that this was the initiation of a major rate hike cycle. The strong performance of European equities and somewhat improved economic data allow for flexibility but the ECB has a long history of being cautious. The Bank of England (BOE) made no changes and none are expected in the near term. As for Japan, there was no change in their "ultra easy" policy and Bank of Japan (BOJ) officials made a number of statements emphasizing that no swift alteration of this policy was imminent. The Bank of Canada raised rates 25 points and further increases are probable.
         The US dollar extended gains from October against the euro. Even the first rate increase from the ECB in 30 months failed to dent greenback enthusiasm as it had been priced in for weeks. The euro saw some short-lived strength related to President Bush's low approval rating and talk of possible bankruptcy at GM and Delphi. Additionally, the dollar also benefited from a strong run of economic data, and while the Eurozone shows evidence of improvement, its economy still lags the US. The Japanese yen followed a similar downtrend. Similarly, the British pound followed the weaker tone of the euro. The Bank of England, which cut rates by 25 points on September 25, did not follow the recent ECB rate hike. No change is anticipated in UK rates until early Q1 2006 at the earliest when an increase is possible, although the BOE may simply stand pat. UK economic data has been mildly constructive, including solid housing numbers.
         Following a weak October that saw crude oil decline 9.3%, prices fell an additional 5.1% within the Dow Jones AIG Index. A steady pattern of above normal temperatures in key consuming sectors, which appeared to be ending at month's end, weighed on the energy complex for much of November. Coffee in November essentially saw October's 3.42% gain given back as it fell 3.19%. Indications that damage to Central American coffee crops from Hurricanes Stan and Wilma was somewhat less than expected weighed on sentiment. Cocoa saw higher prices in November as tensions in the Ivory Coast persist but the situation has been relatively subdued recently.


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                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING NOVEMBER 30, 2005


DEAR INTEREST HOLDER:
ENCLOSED IS THE REPORT FOR THE PERIOD OF NOVEMBER 30, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF NOVEMBER 30, 2005 WAS $101.84, AN INCREASE OF +2.84% FROM THE OCTOBER 31, 2005 VALUE OF $99.03. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -5.74% AS OF NOVEMBER 30, 2005.


                            STATEMENT OF INCOME(LOSS)
                            -------------------------
TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                  $126,903.19
Change in Unrealized Gain/(Loss)                              $364,663.89
Gain/(Loss) on Other Investments                               ($8,307.68)
Brokerage Commission                                          ($49,671.65)
                                                              -----------
Total Trading Income                                          $433,587.75

EXPENSES
Audit Fees                                                      $8,428.00
Administrative and Legal Fees                                   $6,814.96
Management Fees                                                $57,090.69
Offering Fees                                                  $12,325.00
Incentive Fees                                                 $33,929.44
Other Expenses                                                      $0.00
                                                              -----------
Total Expenses                                                $118,588.09

INTEREST INCOME                                                $48,292.93

NET INCOME(LOSS) FROM THE PERIOD                              $363,292.59
                                                              ===========

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                          $12,811,482.70
Addition                                             $0.00
Withdrawal                                    ($972,147.58)
Net Income/(Loss)                              $363,292.59
                                            --------------
Month End                                   $12,202,627.71

Month End NAV Per Unit                             $101.84

Monthly Rate of Return                               2.84%
Year to Date Rate of Return                         -5.74%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

        To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                      /s/ Marc S. Goodman
---------------------------                --------------------------
Kenneth A. Shewer, Chairman                Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust